UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                         (Amendment No. ______________*




                            Industrial Bancorp, Inc.
________________________________________________________________________________
                                (Name of Issuer)


                           Common shares, no par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                   455882 10 0
________________________________________________________________________________
                                 (CUSIP Numbers)


                               Lawrence R. Rhoades
                   The Industrial Savings and Loan Association
                             211 N. Sandusky Street
                              Bellevue, Ohio 44811
                                 (419) 483-3375
________________________________________________________________________________
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                February 20, 1997
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 455882 10 0


  1 Names of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons

         Lawrence R. Rhoades


  2    Check the Appropriate Box if a Member of a Group*
                                                             (a) _____

                                                             (b) __X__

  3    SEC Use Only



  4    Source of Funds

          OO, SC, PF


  5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



  6    Citizenship or Place of Organization

         United States

                   |
                   |  7     Sole Voting Power
                   |
                   |          47,221
    Number of      |
      Shares       |  8     Shared Voting Power
   Beneficially    |
      Owned        |          230,080
     by Each       |
 Reporting Person  |  9     Sole Dispositive Power
       With        |
                   |          36,000
                   |
                   |  10    Shared Dispositive Power
                   |
                   |          7,900
                   |


  11    Aggregate Amount Beneficially Owned by Each Reporting Person

          277,291


  12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*


  13    Percent of Class Represented by Amount in Row 11

          5.09%


  14    Type of Reporting Person*

          IN

ITEM 1.     SECURITY AND ISSUER

            Common Shares

            Industrial Bancorp, Inc.
            211 North Sandusky Street
            Bellevue, Ohio  44811

ITEM 2.     IDENTITY AND BACKGROUND

               (a)  Lawrence R. Rhoades

               (b)  211 North Sandusky Street
                    Bellevue, Ohio 44811

               (c) Director, Chairman of the Board and Chief Financial Officer of the Issuer and the Issuer's wholly-owned subsidiary The Industrial Savings and Loan Association ("Industrial") 211 North Sandusky Street Bellevue, Ohio 44811

               (d) During the last five years, Mr. Rhoades has not been convicted in a criminal proceeding;

               (e) During the last five years, Mr. Rhoades has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

               (f)  Mr. Rhoades is a citizen of the United States of America.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Of the 277,291 shares of which Mr. Rhoades has beneficial ownership, 222,180 shares are held by The Industrial Savings and Loan Association Management Recognition Plan and Trust (the "MRP Trust"), of which Mr. Rhoades is a trustee. As a trustee of the MRP Trust, Mr. Rhoades shares voting power over such shares with the other trustees. The MRP Trust purchased such shares with $2,630,160 contributed to the MRP Trust by Industrial. Of the remaining 55,111 shares of which Mr. Rhoades has beneficial ownership, 11,211 shares were allocated to his account under the Industrial Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP"). Mr. Rhoades has sole voting power, but no dispositive power, over such shares, which were purchased by the ESOP at a cost of $112,110 with funds borrowed by the ESOP from the Issuer. The final 43,900 shares of which Mr. Rhoades has beneficial ownership were purchased by Mr. Rhoades and his spouse with personal funds, at a cost of $459,391.

ITEM 4.     PURPOSE OF TRANSACTION

            The shares purchased by the ESOP and the MRP Trust were purchased pursuant to employee benefit plans of the Issuer and Industrial. The shares purchased by Mr. Rhoades and his spouse were purchased for investment.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

               (a) Mr. Rhoades beneficially owns 277,291 shares, which is 5.09% of the total issued and outstanding common shares of the Issuer.

               (b) Mr. Rhoades has sole voting and dispositive power with respect to 36,000 shares which he owns directly and sole voting power but no dispositive power with respect to the 11,211 shares allocated to his account pursuant to the ESOP. Mr. Rhoades has shared voting and dispositive power over the 7,900 shares owned by his spouse. Mr. Rhoades is one of three trustees of the MRP Trust and has shared voting power but no dispositive power over the 222,180 shares held by the MRP Trust.

     Mr. Rhoades' co-trustees of the MRP Trust are Leon W. Maginnis and David M. Windau, who are directors of the Issuer and Industrial. To the knowledge of Mr. Rhoades, the following are the addresses and information with respect to the employment of Messrs. Maginnis and Windau and of Mr. Rhoades' spouse:

            Leon W. Maginnis
            Vice President, Hirt Publishing Company, Inc.
            250 West Main Street
            Bellevue, Ohio 44811

            David M. Windau
            President, The Industrial Savings and Loan Association 211 North Sandusky Street
            Bellevue, Ohio 44811

            Joyce Rhoades
            Secretary, Bellevue City Board of Education
            126 North Street
            Bellevue, Ohio  44811

     To Mr. Rhoades' knowledge, none of Messrs. Maginnis and Windau and Mrs. Rhoades has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. To Mr. Rhoades' knowledge, Messrs. Maginnis and Windau and Mrs. Rhoades are United States citizens.

               (c) On February 20, 1997, 11,211 shares were allocated to the account of Mr. Rhoades pursuant to the ESOP, giving Mr. Rhoades sole voting power over such shares.

               (d)  Not applicable.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships between Mr. Rhoades and any other person with respect to any securities of the Issuer, except the MRP Trust and an award agreement between Mr. Rhoades and Industrial pursuant thereto, the Industrial Bancorp, Inc. 1996 Stock Option and Incentive Plan and an option agreement between Mr. Rhoades and the Issuer pursuant thereto.

Item 7.     Material to be Filed as Exhibits

            Exhibit A: Industrial Bancorp, Inc., 1996 Stock Option and Incentive
                       Plan

            Exhibit B: Stock Option Award Agreement under the Stock Option Plan

            Exhibit C: The Industrial Savings and Loan Association Management
                       Recognition Plan and Trust Agreement

            Exhibit D: Award Agreement under the MRP

            Exhibits A and C are incorporated by reference to the Issuer's definitive Proxy Statement filed with the Commission on March 21, 1996.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 27, 1997                               Lawrence R. Rhoades

                                                                       Exhibit B


                          STOCK OPTION AWARD AGREEMENT
                    PURSUANT TO THE INDUSTRIAL BANCORP, INC.
                      1996 STOCK OPTION AND INCENTIVE PLAN
                          (NON-QUALIFIED STOCK OPTIONS)


     THIS AGREEMENT is made to be effective as of August 1, 1996, by and between
Industrial  Bancorp,  Inc.  (the  "COMPANY"),   and  Lawrence  R.  Rhoades  (the
"OPTIONEE").

                                     WITNESSETH:

     WHEREAS, the Board of Directors of the COMPANY adopted the Industrial Bancorp, Inc. 1996 Stock Option and Incentive Plan on February 20, 1996;

     WHEREAS, the shareholders of the COMPANY approved the PLAN on April 16, 1996; and

     WHEREAS, pursuant to the provisions of the PLAN, the Board of Directors of the COMPANY has appointed a Stock Option Committee (the "COMMITTEE") to administer the PLAN and the COMMITTEE has determined that an option to acquire common shares of the COMPANY, no par value per share (the "COMMON SHARES"), should be granted to the OPTIONEE upon the terms and conditions set forth in this Agreement;

     NOW, THEREFORE, in consideration of the premises, the parties hereto make the following agreement, intending to be legally bound thereby:

     1. Grant of Option. The COMPANY hereby grants to the OPTIONEE an option (the "OPTION") to purchase Sixty-Six Thousand Six Hundred Fifty-Four (66,654) COMMON SHARES (the "OPTION SHARES"). The OPTION is not intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended (the "CODE").

     2. Terms and Conditions of the OPTION.

     (A) OPTION PRICE. The purchase price (the "OPTION PRICE") to be paid by the OPTIONEE to the COMPANY upon the exercise of the OPTION shall be $11.00 per share.

     (B) Exercise of the OPTION. Subject to the provisions of the PLAN and the other provisions of this Agreement, the OPTION shall become exercisable at the rate of one-fifth of the OPTION SHARES per year commencing on the date that is one year after the date of this Agreement and shall remain exercisable until the date of expiration of the OPTION term. The OPTION may be exercised to purchase less than the total number of OPTION SHARES subject to the OPTION at any time and from time to time. The OPTION may not be exercised unless the OPTION SHARES issued upon such exercise are first registered pursuant to any applicable federal or state laws or regulations, or, in the opinion of counsel to the COMPANY, are exempt from such registration. Nothing contained in the PLAN or in this Agreement shall be construed to require the COMPANY to take any action whatsoever to make exercisable any OPTION or to make transferable any shares issued upon the exercise of any OPTION.

     (C) OPTION Term. The OPTION shall in no event be exercisable after the expiration of ten (10) years from the date of this Agreement.

     (D) Method of Exercise. The OPTION may be exercised by giving written notice of exercise to the COMPANY in care of the President or the Treasurer of the COMPANY stating the number of shares subject to the OPTION in respect of which it is being exercised. Such notice shall be accompanied by payment in full of the OPTION PRICE in cash or by certified or cashier's check unless the COMMITTEE in its sole discretion permits payment of the OPTION PRICE in COMMON SHARES already owned by the OPTIONEE or by another method approved by the COMMITTEE.

     (E) Satisfaction of Taxes and Tax Withholding. The COMPANY shall be entitled, if the COMMITTEE deems it necessary or desirable, to withhold (or secure payment from the OPTIONEE in lieu of withholding) the amount necessary to satisfy any withholding or employment-related tax obligation attributable to the exercise of the OPTION or otherwise incurred with respect to the PLAN or the OPTION, and the COMPANY may defer delivery of any shares pursuant to the exercise of the OPTION unless indemnified to its satisfaction. The COMMITTEE may, in its discretion and subject to such rules as the COMMITTEE may adopt, permit the OPTIONEE to satisfy, in whole or in part, any withholding or employment-related tax obligation which may arise in connection with the grant, exercise or disposition of the OPTION by electing to have the COMPANY withhold OPTION SHARES to be issued, or by electing to deliver to the COMPANY COMMON SHARES already owned by the OPTIONEE having a Fair Market Value (as that term is defined in the PLAN) equal to the amount of such tax obligation.

     3. Non-Assignability of the OPTION. The OPTION shall not be assignable or transferable by the OPTIONEE except by will or the laws of descent and distribution, and the terms and conditions of the OPTION shall be binding upon the executors, administrators, heirs, successors and assigns of the OPTIONEE.

     4. Governing Law. The rights and obligations of the OPTIONEE and the COMPANY under this Agreement shall be governed by and construed in accordance with the laws of the State of Ohio in all respects, including, without limitation, matters relating to the validity, construction, interpretation, administration, effect, enforcement, and remedies provisions of the PLAN and its rules and regulations, except to the extent preempted by applicable federal law. The OPTIONEE and the COMPANY agree to submit to the jurisdiction of the state and federal courts of the State of Ohio with respect to matters relating to the PLAN and this Agreement and agree not to raise or assert the defense that such forum is not convenient.

     5. Rights and Remedies Cumulative. All rights and remedies of the COMPANY and of the OPTIONEE enumerated in this Agreement shall be cumulative and, except as expressly provided otherwise in this Agreement, none shall exclude any other rights or remedies allowed by law or in equity, and each of said rights or remedies may be exercised and enforced concurrently.

     6. Captions. The captions contained in this Agreement are included only for convenience of reference and do not define, limit, explain or modify this Agreement or its interpretation, construction or meaning and are in no way to be construed as a part of this Agreement.

     7. Severability. If any provision of this Agreement or the application of any provision hereof to any person or any circumstance shall be determined to be invalid or unenforceable, then such determination shall not affect any other provision of this Agreement or the application of said provision to any other person or circumstance, all of which other provisions shall remain in full force and effect, and it is the intention of each party to this Agreement that if any provision of this Agreement is susceptible of two or more constructions, one of which would render the provision enforceable and the other or others of which would render the provision unenforceable, then the provision shall have the meaning which renders it enforceable.

     8. Number and Gender. When used in this Agreement, the number and gender of each pronoun shall be construed to be such number and gender as the context, circumstances or its antecedent may require.

     9. PLAN as Controlling. All terms and conditions of the PLAN applicable to options granted thereunder which are not set forth in this Agreement shall be deemed incorporated herein by reference. In the event that any provision in this Agreement conflicts with any term in the PLAN, the term in the PLAN shall be deemed controlling.

     10. Entire Agreement. This Agreement constitutes the entire agreement between the COMPANY and the OPTIONEE in respect of the subject matter of this Agreement, and this Agreement supersedes all prior and contemporaneous agreements between the parties hereto in connection with the subject matter of this Agreement. No change, termination or attempted waiver of any of the provisions of this Agreement shall be binding upon any party hereto unless contained in a writing signed by the party to be charged.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed to be effective as of August 1, 1996.


                                    COMPANY:

                                    INDUSTRIAL BANCORP, INC.



                                    By:  David M. Windau
                                    Its: President


                                    OPTIONEE:


                                    Lawrence R. Rhoades

                                                                       Exhibit D



                   THE INDUSTRIAL SAVINGS AND LOAN ASSOCIATION
                           MANAGEMENT RECOGNITION PLAN
                                 AWARD AGREEMENT


     THIS AGREEMENT is made to be effective as of May 1, 1996, by and between The Industrial Savings And Loan Association ("INDUSTRIAL") and Lawrence R. Rhoades (the "RECIPIENT").

                                  WITNESSETH:

     WHEREAS, the Board of Directors of INDUSTRIAL adopted the MRP PLAN on February 20 , 1996;

     WHEREAS, the shareholders of Industrial Bancorp, Inc. (the "COMPANY") approved the Industrial Savings And Loan Association Management Recognition Plan and Trust Agreement (the "MRP PLAN") on April 16 , 1996;

     WHEREAS, pursuant to the provisions of the MRP PLAN, the Board of Directors of INDUSTRIAL has appointed a Management Recognition Plan Committee (the "MRP COMMITTEE") to administer the MRP PLAN and to determine persons to whom awards will be made pursuant to the MRP PLAN;

     WHEREAS, the MRP COMMITTEE has determined that an award of common shares of the COMPANY, no par value (the "COMMON SHARES"), should be granted to the RECIPIENT upon the terms and conditions set forth in this Agreement; and

     WHEREAS,   the  Board  of  Directors  of   INDUSTRIAL   has  approved  such
determinations of the MRP COMMITTEE;

     NOW, THEREFORE, in consideration of the above premises, the parties hereto make the following agreement, intending to be legally bound thereby:

     1. GRANT OF AWARD. The COMPANY hereby grants to the RECIPIENT an award of Fifty One Thousand (51,000) COMMON SHARES from the pool of COMMON SHARES held by the Trust established by the MRP PLAN (the "MRP PLAN SHARES"). The RECIPIENT shall earn and be entitled, subject to the forfeiture and other provisions of the MRP PLAN, to the MRP PLAN SHARES allocated to the RECIPIENT by this award (the "AWARDED SHARES") as follows: Ten Thousand Two Hundred (10,200) of the AWARDED SHARES shall become earned and nonforfeitable by the RECIPIENT on May 1, 1997;

     Ten Thousand Two Hundred (10,200) of the AWARDED SHARES shall become earned and nonforfeitable by the RECIPIENT on May 1, 1998;

          Ten Thousand Two Hundred (10,200) of the AWARDED SHARES shall become earned and nonforfeitable by the RECIPIENT on May 1, 1999;

          Ten Thousand Two Hundred (10,200) of the AWARDED SHARES shall become earned and nonforfeitable by the RECIPIENT on May 1, 2000; and

          Ten Thousand Two Hundred (10,200) of the AWARDED SHARES shall become earned and nonforfeitable by the RECIPIENT on May 1, 2001.


     2. DISTRIBUTION OF SHARES. Pursuant to and as provided in Section 7.02 of the MRP PLAN, and subject to the other provisions of the MRP PLAN, the AWARDED SHARES shall be distributed to the RECIPIENT as soon as practicable after they have been earned; provided, however, that the AWARDED SHARES shall not be distributed unless the AWARDED SHARES are first registered pursuant to any applicable federal or state securities laws or regulations or, in the opinion of counsel to INDUSTRIAL, are exempt from such registration.

     3. TRANSFER OF THE AWARDED SHARES. Any sale, transfer or other distribution by the RECIPIENT of the AWARDED SHARES earned and distributed to the RECIPIENT is subject to all applicable federal and state laws and regulations.

     4. INCORPORATION OF THE MRP PLAN. By entering into this Agreement, the RECIPIENT agrees to be bound by all of the terms and conditions of the MRP PLAN, which are incorporated by reference into this Agreement. To the extent that any provision of this Agreement is in contradiction with any provision of the MRP PLAN, the applicable provision of the MRP PLAN shall control over the applicable provision of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.


                                    THE INDUSTRIAL SAVINGS AND LOAN
                                    ASSOCIATION


                                    By: David M. Windau
                                     Its:  President


                                    RECIPIENT:


                                    Lawrence R. Rhoades